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                                                               Exhibit (a)(1)(O)


FOR IMMEDIATE RELEASE
Contact: Shari Eastwood
Telephone Number: (866) 275-3707



   ARVP III ACQUISITION, L.P. ANNOUNCES EXPIRATION OF ITS SUBSEQUENT OFFERING
     PERIOD FOR UNITS IN AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P. AND
           APPROVAL OF MERGER BY CALIFORNIA CORPORATIONS COMMISSIONER



COSTA MESA, C.A. - (BUSINESS WIRE) - June 28, 2004 - ARVP III Acquisition, L.P. (the "Purchaser") announced today that the subsequent offering period following the expiration of its offer to purchase all of the limited partnership units (other than units owned by ARV Assisted Living, Inc. or its affiliates) of American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership"), expired, as scheduled, at 11:59 p.m. Eastern time, on June 24, 2004. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns the Purchaser, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. The offer to purchase, together with the related consent solicitation, was made pursuant to the Purchaser's Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the "Offer to Purchase"). The same price offered in the prior offering period of $400.00 per Unit will be promptly paid for the Units tendered during the subsequent offering period. The subsequent offer was made on the same terms and was subject to the same conditions set forth in the Offer, except that Units tendered during the subsequent offering period could not be withdrawn.

As of 11:59 p.m., Eastern Time, on Thursday, June 24, 2004, approximately 60.7 Units were tendered during the subsequent offering period. Purchaser immediately accepted all Units properly tendered, as they were tendered, during the subsequent offering period and the tendering unitholders will be promptly paid. Together with the 4353.714 Units previously acquired, in accordance with the Offer, the Purchaser, together with its affiliates, owns approximately 76.2% of the total outstanding Units.

The terms and conditions of the merger of Purchaser with and into the Partnership described in the Offer to Purchase were approved and determined to be fair by the California Corporations Commissioner following a fairness hearing held on June 24, 2004. At the conclusion of the fairness hearing, the Commissioner issued a permit authorizing the merger. Pursuant to the terms and conditions of the merger which Purchaser and the Partnership intend to affect each Unit (other than units held by ARV Assisted Living, Inc. or its affiliates) not validly tendered in the offer or withdrawn or not validly tendered during the subsequent offering period will be converted into the right to receive $400 cash as more fully described in the Offer to Purchase. Purchaser has submitted a certificate of merger with the California Secretary of State. The merger will be consummated upon the filing and effectiveness of this certificate of merger. Purchaser expects the merger to close in July 2004. Following the closing of the merger, unitholders who have the right to receive $400 cash per Unit pursuant to the merger, will receive a letter of transmittal relating to the merger, and valid completion and return of the letter of transmittal is a condition for these unitholders to receive the merger consideration.


Certain statements in this press release may constitute forward-looking statements. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. Subject to Rules 13e-3(d)(2), 13e-3(f)(i)(iii) and 13d-3(b) of the Exchange Act, neither the Purchaser nor any of its affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.